EXHIBIT 99-6


FOR IMMEDIATE RELEASE

ACME ELECTRIC RESPONDS TO RECENT STOCK ACTIVITY


     EAST AURORA, N.Y., June 27, 1995 -- Acme Electric Corporation (NYSE: ACE) reported that the New York Stock Exchange had contacted the Company regarding recent trading activity in its stock. Daniel K. Corwin, Senior Vice President and Chief Financial Officer stated that, "The Company is not aware of any developments that would explain such trading activity. The Company will release year-end results in August after the close of its fiscal year on June 30, 1995. The Company continues to progress as has been discussed in previous reports."

                                    # # # #